Exhibit 21.1
Mistras Group, Inc. Subsidiaries:

	Other Names under which	State of
Name	Subsidiary Does Business	Organization
Anru Physical ALC TLP Beheer B.V.		The Netherlands

CISMIS Springfield Corp.		Delaware

DIAPAC Ltd.		Russia

Envirocoustics A.B.E.E.		Greece

Euro-Physical Acoustics S.A.		France

Mistras Canada Inc.		Canada

Nippon Physical Acoustics Ltd.		Japan

Physical Acoustics Argentina S.A.		Argentina

Physical Acoustics Corporation		Delaware

Physical Acoustics India Private Ltd.		India

Physical Acoustics Ltd.		England & Wales

Physical Acoustics South America LTDA		Brazil

Quality Services Laboratories, Inc.		Delaware

ThermTech Services, Inc.		Florida